Exhibit 99.12

BioTelemetry: FAQs

About the announcement

What was announced? What does this mean?

On December 18, 2020, Philips signed an agreement to acquire BioTelemetry. At the close of the transaction, it will form a new business in the Connected Care cluster, reporting to Roy Jakobs, Chief Business Leader, Connected Care, Philips.

This acquisition will be an important enhancement to Philips’ connected care portfolio. With this transaction, Philips will expand our global leadership in patient care management solutions for the hospital and the home.

In the immediate term, we will operate ‘business as usual.’ Today we are announcing only that Philips and BioTelemetry have reached an agreement for an acquisition; we expect the acquisition closing to take place in the first quarter of 2021, following the completion of shareowner approval, as well as customary closing conditions and certain regulatory clearances. Until then, BioTelemetry and Philips continue to operate as separate businesses. The integration of BioTelemetry into Philips will begin after the acquisition closes.

Can I share this news over social media?

We are now in a critical period between the signing of the agreement and the close of the deal when very strict legal rules governed by U.S. securities laws apply to what we say internally and externally. With this, we cannot post to social media on the topic of the acquisition.

We need to restrict and prohibit all comments, opinions and reactions relating to the transaction publicly on social media including without limitation LinkedIn, Instagram, Twitter and Facebook. The world of social media is changing the way we communicate and it is imperative that you do not post or comment on this deal or anything related to BioTelemetry, their people, their customers or their products.

About BioTelemetry and the product

Who is BioTelemetry?

BioTelemetry was founded in 1994 and is committed to leading the mobile and wireless medical technology industry. The team of approximately 1,900 employees focus on the delivery of health information to save and improve lives, while reducing the cost of care. Today, the Company provides cardiac and mobile blood-glucose monitoring, centralized medical imaging and original equipment manufacturing serving the healthcare and clinical research sectors.

BioTelemetry’s employees are based around the world, with headquarters outside Philadelphia (in Malvern, PA) and offices across the United States, Sweden, Belgium, UK and in North Macedonia.

Is Philips acquiring all BioTelemetry?

Philips signed to acquire all BioTelemetry, including its approximately 1,900 employees.

What is BioTelemetry’s product? How does this strategically fit into our portfolio?

The acquisition of BioTelemetry will further expand and strengthen Philips’ position to support clinicians in patient care management. The acquisition is also a strategic fit with Philips’ cardiac care portfolio to support precision diagnosis and minimally invasive image-guided treatments. As a leader in wearable cardiac diagnostic monitoring, BioTelemetry focuses on the diagnosis and monitoring of heart rhythm disorders. The company’s offering in this area - which represent 85% of the company sales - comprises solutions for cardiac diagnostics and hospital-to-home monitoring through wearable sensors and AI-based data analytics. With over 30,000 unique referring physicians per month, BioTelemetry provides cardiac monitoring and reporting services for over one million patients per year.

BioTelemetry’s portfolio includes a sophisticated wearable platform for mobile cardiac outpatient telemetry and holter monitoring, a convenient heart monitor that detects and transmits abnormal heart rhythms wirelessly for clinical arrhythmia detection and diagnostic accuracy. Combined with an advanced cardiac data platform, clinical analysis, and services to streamline workflows, BioTelemetry provides cardiologists and electrophysiologists a single source for cardiac monitoring services. Additionally, BioTelemetry has a clinical research business - representing 13% of the company sales - that provides centralized cardiovascular and imaging testing services in clinical trials. The company is recognized as an industry pioneer, top quality service provider and a leader in expert scientific consulting in this market.

Aligning BioTelemetry to Philips

What will Philips acquire as part of this agreement?

Today, we announced that Philips signed an agreement to acquire BioTelemetry. BioTelemetry is a publicly traded company. With this, Philips has tendered an offer to acquire all the issued and outstanding shares of BioTelemetry. The board of directors of BioTelemetry has approved the transaction and the next step is to recommend the offer to its shareholders. This process, including customary closing conditions and certain regulatory clearances, can take several months and we anticipate the transaction will close in the first quarter of 2021.

Why is Philips making this kind of acquisition / investment in the middle of COVID-19?

Despite the numerous challenges posed by the COVID-19 pandemic, we remained focused on executing our strategy. Philips is committed to making a difference in healthcare. Throughout COVID, our focus has been strongly aligned to our triple duty of care: employee safety, patient care and business continuity. The acquisition of BioTelemetry is a prime example of business continuity focus. We are on the frontlines of Coronavirus with solutions and services to support the prevention, treatment and care of patients and, after this pandemic has passed, Philips will continue to be in the connected care space with our expanded portfolio to support patients in need.

BioTelemetry leadership in the ambulatory cardiac monitoring space will strengthen Philips’ offering and accelerate the development of a scalable out-of-hospital monitoring and telehealth platform. Leveraging our collective expertise, we will be in an optimal position to address the key healthcare need of extending patient care in and beyond the hospital care setting, at a time when telehealth and virtual care are becoming the standard in improving care across the health continuum.

We continue to augment our operational and clinical Artificial Intelligence capabilities, which are enhancing scalability and improving efficiencies across the enterprise, while improving clinical outcomes for patients and insights for clinicians. Telehealth and remote monitoring will continue to play an integral role in a post-COVID-19 marketplace. As one of the largest, fastest growing and most profitable connected health companies, we are perfectly positioned to capitalize on these opportunities.

Where will the BioTelemetry offering fit into our organization structure / solutions?

The BioTelemetry offering will form a new business in the Connected Care cluster, reporting to Roy Jakobs, Chief Business Leader, Connected Care, Philips.

Will there be an integration team?

Yes. We want to ensure the success of this acquisition, so we are already forming an experienced integration team to bring the people, assets and technology of BioTelemetry together within Connected Care.

At close, we will leverage our experiences from other recent Philips integrations as we form this team. We will implement a strong integration team, led by Nick Wilson.

We will assign integration work streams with participants from both Philips and BioTelemetry so that we can ensure a smooth introduction and strong employee engagement, while keeping a core group focused on coming together, so that the rest of our organization can continue to drive the critical day-to-day work within our businesses.

Do we expect any delay in the close or integration due to the Coronavirus (COVID-19) outbreak?

The Coronavirus is near top-of-mind for all our employees and friends across the globe, but at the same time, we must continue with our business as healthcare and access has never been more important. We were able to sign the acquisition amid the outbreak and we are prepared to welcome the BioTelemetry team once we close. That stated, we are delaying the face-to-face meetings we had considered to meet each other and, instead, will leverage technology to ensure that we connect virtually to begin to communicate with each other as we close and then integrate.

What are the priorities for the integration?

At close, the plan will be to have the BioTelemetry team form a new business in the Connected Care cluster and, together, accelerate delivery of our quadruple aim of: improved patient experience, better health outcomes, improved staff experience, and lower cost of care. The priorities for integration are:

1.	Customer first! Continuing to meet the needs of clinicians and the patients they serve

2.	Driving strong employee engagement and retaining talent

3.	Training our sales teams and expanding the reach of our combined offerings

4.	Combining our strengths in connected care

5.	Strategically positioning the BioTelemetry offerings to improve patient outcomes globally

When will BioTelemetry employees join Philips?

The BioTelemetry team will become part of Philips upon closing of the transaction, which is expected in the first quarter of 2021. It will take some time to integrate the BioTelemetry team to Philips benefits, tools and processes. After close, we will begin integration of the ~1,900 employees from BioTelemetry.

Commercial / Distribution Questions

Who currently distributes BioTelemetry solutions?

For the most part, BioTelemetry contracts with payers in the USA and Europe and has a field team who work closely with Cardiologists for referrals to their diagnostic services.

What changes for the commercial team with this announcement?

At this point, Philips and BioTelemetry remain two separate businesses until the acquisition closes. While we are excited by this announcement and see a lot of curiosity about how it will work, it is important that we stay focused on our respective businesses. We have multiple critical goals and ambitious targets to reach and we need to continue selling what we have, exactly as we have it today. It is imperative that we keep our customers first and do not change our focus or ways of working. Our customers are counting on us and we need to maintain our obligations and commitments to them. Further, any offers and proposals we made to customers and prospects remain and will stay their course.

How soon will we engage in selling the BioTelemetry solutions?

At close, we expect the BioTelemetry sales team to remain focused on their 2020 / 2021 goals.

Given COVID-19, is the BioTelemetry team out in the market and selling now?

Yes, like Philips, BioTelemetry has implemented their own COVID-19 response plan and their commercial and service teams are actively - and safely - engaging with customers.

How will this affect Philips’ sales and service organizations?

It is ‘business as usual.’ It is imperative that we keep our customers first and do not change any of our drive or ways of working. Our customers are counting on us and we need to maintain our obligations and commitments to them especially in the current challenging times regarding COVID-19. Further, any offers and proposals we made to customers and prospects remain and will stay their course. It is important that we stay focused as a team. We have some critical goals and ambitious targets to reach and we need to strategically stay focused on that and continue to sell what we have, exactly as we have it today.

How will BioTelemetry customer issues / complaints be handled?

The BioTelemetry business will continue to handle all customer requirements, questions and issues as they do today.

Will BioTelemetry’s sales team be responsible for the sales of any Philips products?

At this point, Philips and BioTelemetry remain two separate businesses until the acquisition closes. While we are excited by this announcement and see a lot of curiosity about how it will work, it is important that we stay focused. We have multiple critical goals and ambitious targets to reach and we need to continue selling what we have, exactly as we have it today. It is imperative that we keep our customers first and do not change our focus or ways of working. Our customers are counting on us and we need to maintain our obligations and commitments to them. Further, any offers and proposals we made to customers and prospects remain and will stay their course.

I know someone who works at BioTelemetry; can I reach out to him / her?

We are currently in a very sensitive period between the sign and close of this transaction. It is imperative as an employee of Philips that you act with the utmost integrity and responsibility. If you are approached by anyone outside of Philips (someone from BioTelemetry, a competitor, a customer, a prospect, etc.), do not respond with any comments. At this time, all communications and details surrounding the acquisition, beyond what is covered in the press release that was distributed on December 18, are strictly confidential and these may be commercially sensitive. Philips and BioTelemetry need to continue to operate as two separate and independent organizations until the closing of this transaction. Once we are one organization, there will be many opportunities to bring our teams together and discuss what we can do together. In the meantime, if you have any questions, please direct them to Nick Wilson, Business Integration Leader.

Customer / Supplier Questions

What is the customer communication plan?

Our commercial team, under the direction of Mark Stoffels, is managing all customer outreach. They have lists of customers and prospects they are reaching out to. The team will reach out by email and with individual conversations, as necessary. Further, we are providing links to customer talking points and a customer email template to support you in any questions you may receive from customers. Please note, the talking point documents are not for distribution outside of Philips but should be referred to in conversation in order ensure consistency with our message about the transaction.

Will we be co-marketing at upcoming tradeshows?

After the close of the transaction, the Connected Care and BioTelemetry marketing teams can meet as part of the integration to determine our shared collaboration points, including displaying our solutions at tradeshows and events together. However, given the travel limitations and the cancellation of most events with the Coronavirus, we do not expect this to be a consideration in the near-term. Looking ahead, Philips and BioTelemetry do keep many of the same event schedules so we will leverage the integration process after the acquisition closes, to see where we have overlapping shows and decide where we can combine forces. Further, Philips is planning to host many virtual events in Q4 and Q1 of 2021, such as customer education webinars, etc. and we will look to see how to include the BioTelemetry team in these events, after close.

Will the BioTelemetry brand remain?

At the close of the transaction, a branding integration team will be formed to determine the branding strategy for BioTelemetry.